SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Milastar Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

599100 10 4

(CUSIP Number)

Dennis J. Stevermer

1729 Colvin Avenue

St. Paul, Minnesota 55116

(651) 699-6751

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 599100 10 4	13D

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis J. Stevermer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK*, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,013**
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,850,013**
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,013**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents bank financing that will be required to enable the Reporting Person to acquire shares pursuant to the stock purchase agreement and ancillary stock purchase agreement described herein.

** Represents (a) 7,000 shares, (b) 130,000 shares purchasable pursuant to the exercise of options, (c) 1,706,347 shares purchasable pursuant to a Stock Purchase Agreement by and among J. Russell Duncan, Mimi G. Duncan and Dennis J. Stevermer, effective June 24, 2005, and (d) 6,666 shares purchasable pursuant to an Ancillary Stock Purchase Agreement by and between Lance H. Duncan and Dennis J. Stevermer, effective June 24, 2005.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Class A Common Stock. The issuer is Milastar Corporation, a Delaware corporation ("Milastar"), which has its principal executive offices at 7317 West Lake Street, Minneapolis, MN 55426.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Dennis J. Stevermer (the "Reporting Person").

(b) The residence address of the Reporting Person is 1729 Colvin Avenue, St. Paul, Minnesota 55116.

(c) The Reporting Person is Vice President and Treasurer of Milastar and Chief Financial Officer of Flame Metals Processing Corporation ("Flame"), a wholly owned subsidiary of Milastar. Flame provides special metallurgical services to manufacturers primarily located in the greater Midwest industrial market. Flame has the same address as Milastar.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Effective June 24, 2005, the Reporting Person entered into a stock purchase agreement to purchase 1,706,347 of the shares reported herein for an aggregate purchase price of $4,507,000. Upon execution of the agreement, the Reporting Person paid the sellers $50,000 in using personal funds. At closing, the Reporting Person intends to pay the remaining $4,457,000 to the sellers using bank financing which the Reporting Person intends to obtain. Upon obtaining such bank financing, the Reporting Person plans to amend this Schedule 13D to further describe the financing transaction. The stock purchase agreement will terminate by its terms if the purchase of the foregoing securities is not completed by October 31, 2005.

Effective June 24, 2005, the Reporting Person entered into an ancillary stock purchase agreement to purchase 6,666 of the shares reported herein for a purchase price of $14,000. At closing, the Reporting Person will pay the amount due the seller using personal funds. The ancillary stock purchase agreement will terminate by its terms if the purchase of the foregoing securities is not completed by October 31, 2005.

The terms and conditions of the stock purchase agreement and the ancillary stock purchase agreement are described in more detail under Item 6 below.

Between July 1997 and April 2000, Milastar granted stock options under the Milastar Corporation Stock Option Plan to the Reporting Person to purchase an aggregate of 130,000 shares of the shares reported herein in consideration of the Reporting Person's service as an employee, consisting of the following:

- Option to purchase 100,000 shares at $0.4375 per share granted on April 28, 2000, which expires on April 28, 2010. Such option, which vested in increasing increments over a five-year period, is now fully vested.

- Option to purchase 30,000 shares at $0.5625 per share granted on July 1, 1997, which expires on July 1, 2007. Such option vested in full at the date of grant.

In August 1995, the Reporting Person purchased 7,000 shares of the shares reported herein at a purchase price of $0.70 per share on the open market.

Item 4. Purpose of Transaction.

The Reporting Person acquired beneficial ownership of the securities described herein for investment purposes.

(a) The Reporting Person may acquire more shares of Class A Common Stock or dispose of shares of Class A Common Stock as business and market conditions dictate.

(b) If the Reporting Person determines to seek deregistration of the Class A Common Stock, the Reporting Person may seek to perform an extraordinary corporate transaction. With the foregoing exception, the Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Milastar or any of its subsidiaries.

(c) The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Milastar or of any of its subsidiaries.

(d) Upon closing of the purchase of securities under the stock purchase agreement described under Item 6 below, Mimi G. Duncan will resign as Chairperson of the Board, Chief Executive Officer and as a director of Milastar and J. Russell Duncan will resign as a director of Milastar. Upon closing of the purchase of securities under the ancillary stock purchase agreement described under Item 6 below, Lance H. Duncan will resign as Secretary and as a director of Milastar. Pursuant to the terms of a letter agreement described under Item 6 below, upon closing of the purchase of securities under the stock purchase agreement, Robert G. Duncan will resign as a director of Milastar. With the foregoing exceptions, the Reporting Person does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of Milastar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) If the Reporting Person determines to seek deregistration of the Class A Common Stock, the Reporting Person may seek to materially change the capitalization of Milastar. With the foregoing exception, the Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Milastar.

(f) The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in Milastar's business or corporate structure.

(g) If the Reporting Person determines to seek deregistration of the Class A Common Stock, the Reporting Person may seek to amend Milastar's charter. With the foregoing exception, the Reporting Person does not have any plans or proposals that relate to or would result in changes in Milastar's charter or bylaws or other actions which may impede the acquisition of control of Milastar by any person.

(h) If the Reporting Person determines to seek deregistration of the Class A Common Stock, quotation of the Class A Common Stock in an inter-dealer quotation system may cease. With the foregoing exception, the Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of Milastar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Although the Reporting Person does not have any current plans or proposals that relate to or would result in a class of equity securities of Milastar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, the Reporting Person may determine to seek deregistration in the future.

(j) The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owned 1,850,013 shares of Class A Common Stock, representing 62.8% of the class, including an aggregate of 1,713,013 shares subject to the stock purchase agreement and the ancillary stock purchase agreement described in Item 6 below.

(b) The Reporting Person has sole power to vote and to dispose of 1,850,013 shares of Class A Common Stock, including an aggregate of 1,713,013 shares subject to the stock purchase agreement and the ancillary stock purchase agreement described in Item 6 below.

(c) See Item 3.

(d) Although future bank financing will alter this response, the Reporting Person currently knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Of the shares reported herein, 1,706,347 shares are subject to a stock purchase agreement by and among J. Russell Duncan, Mimi G. Duncan and Dennis J. Stevermer, effective June 24, 2005 and 6,666 shares are subject to an ancillary stock purchase agreement by and between Lance H. Duncan and Dennis J. Stevermer, effective June 24, 2005. In addition, the Reporting Person has entered into a letter agreement with Robert G. Duncan, effective June 24, 2005. The following descriptions are qualified in their entirety by reference to the stock purchase agreement, the ancillary stock purchase agreement and the letter agreement, which appear as exhibits to this Schedule 13D.

Subject to the terms and conditions of the stock purchase agreement, the Reporting Person has agreed to purchase 1,706,347 shares of Class A Common Stock from J. Russell Duncan and Mimi G. Duncan for an aggregate purchase price of $4,507,000. The stock purchase agreement contains representations and warranties of the Reporting Person and the sellers customary for agreements of such nature. The Reporting Person's obligations at closing are subject to fulfillment, on or before closing, of each of several conditions, including but not limited to (1) the Reporting Person's receipt of a written commitment, on satisfactory terms, from a lender or lenders to provide financing to the Reporting Person to complete the purchase of the shares, (2) approval of the transaction by the Milastar Board of Directors as required by Section 203 of the Delaware General Business Corporation Law (which, as of the date hereof, has already been received), and (3) the surrender by the sellers of options to purchase an aggregate of 364,999 shares of Class A Common Stock to Milastar for cancellation. The sellers have agreed to customary provisions regarding the conduct of business prior to closing. Further, the sellers have agreed, among other things, not to negotiate with third parties relative to the sale of the shares, not to exercise the options to be surrendered and, upon closing, to resign from their positions with Milastar (as set forth in Item 4(d) above). The agreement will terminate by its terms if the closing of the purchase has not been consummated on or before October 31, 2005.

Subject to the terms and conditions of the ancillary stock purchase agreement, the Reporting Person has agreed to purchase 6,666 shares of Class A Common Stock from Lance H. Duncan for a purchase price of $14,000. The ancillary stock purchase agreement contains certain seller representations and warranties customary for agreements of such nature. The Reporting Person's obligations at closing are subject to the following conditions: (1) successful closing of the transaction contemplated by the stock purchase agreement described above, and (2) the surrender by the seller of options to purchase an aggregate of 107,500 shares of Class A Common Stock to Milastar for cancellation. Further, the seller has agreed to resign from his positions with Milastar (as set forth in Item 4(d) above).

Pursuant to the terms of the letter agreement and in consideration of the Reporting Person's entry into the stock purchase agreement described above, upon successful closing of the transaction contemplated thereby, Robert G. Duncan has agreed (1) to surrender options to purchase an aggregate of 25,000 shares of Class A Common Stock to Milastar for cancellation, and (2) to resign from his position with Milastar (as set forth in Item 4(d) above).

Item 7. Material to be Filed as Exhibits.

See "Exhibit Index."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2005

(Date)

/s/ Dennis J. Stevermer

(Signature)

Dennis J. Stevermer

Shareholder

(Name/Title)

EXHIBIT INDEX

Exhibit 1 Stock Purchase Agreement by and among J. Russell Duncan, Mimi G. Duncan and Dennis J. Stevermer, effective June 24, 2005.

Exhibit 2 Ancillary Stock Purchase Agreement by and between Lance H. Duncan and Dennis J. Stevermer, effective June 24, 2005.

Exhibit 3 Letter Agreement by and between Robert G. Duncan and Dennis J. Stevermer, effective June 24, 2005.